

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F STREET, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 18, 2007

Mr. Robert Knight
President
Mexoro Minerals, Ltd.
Division de Norte 305-B
Col San Felipe
Chihuahua, Chih., Mexico

> **Re:** **Mexoro Minerals, Ltd.**
> **Item 4.01 Form 8-K**
> **Filed December 12, 2007**
> **File No. 000-23561**

Dear Mr. Knight:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

<u>Item 4.01 Form 8-K filed December 12, 2007</u>

1. We noted your disclosure regarding the absence of audit report modifications for the last two years. However, we noted the audit report dated May 31, 2007 in your Form 10-KSB filed on June 13, 2007 and the audit report dated May 20, 2006 in your form 10-KSB/A filed on April 4, 2007 both contained a modification to highlight uncertainty regarding your ability to continue as a going concern. Item 304(a)(1)(ii) of Regulation S-B requires a statement about whether or not the accountant's report on the financial statements for either of the past two

years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant's report. Please amend your disclosure under Item 4.01 of Form 8-K as appropriate to make reference to the audit report modifications noted above.

2.   In conjunction with filing a revised 8-K to address the above comment, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

Closing Comments

        As appropriate, please amend your filing and file your supplemental response via EDGAR to respond to these comments within five business days. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Giugliano at (202) 551-3319 if you have questions regarding the comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief